STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                               September 14, 2007


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention:        Kevin Vaughn, Branch Chief
                  Martin F. James, Senior Assistant Chief Accountant
                  Tara Harkins, Staff Accountant

         RE:      STANDARD MOTOR PRODUCTS, INC.
                  ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 FILED ON MARCH 16, 2007; FILE NO. 001-04743

Dear Sirs:

         Further to our recent telephone discussion on August 24, 2007 concerning our response letter to you of August 22, 2007, we are providing you with supplemental information which further explains the exceptional circumstances of our 2005 financial results. We trust this additional explanation is useful to the Commission in its determination of whether to grant Standard Motor Products, Inc. a waiver from the filing and disclosure requirements governed by Regulation S-X Rules 3-09 and 4-08 relating to our joint ventures.

         As we previously disclosed to you, for all years except 2005, the levels of income generated by our joint ventures have been below the significance thresholds of Regulation S-X. Our near breakeven situation in 2005 was brought upon by a one-time adjustment to our post-retirement benefit plan resulting from the impact of the enactment of Medicare Part D and a one-time curtailment gain totaling $5 million. Without this exceptional gain, our pre-tax consolidated loss would have been $5 million and, as such, the individual joint venture pre-tax income levels would have been well below the 20% filing threshold of Rule 3-09, as illustrated below (dollars in thousands):

Pre-tax consolidated loss reported                         $   61

Post retirement exceptional gain                            4,957
                                                           ------

Normalized pre-tax consolidated loss                       $ 5018
                                                           ------

JOINT VENTURE PRE-TAX INCOME

         Blue Streak Electronics, Inc.                     $  733          (15%)

         Testar Ltd.                                          498          (10%)

         Valeo Four Seasons S.A.                               94           (2%)

         The aggregate pre-tax income of the joint ventures would still exceed the threshold of Rule 4-08 disclosure. However, as discussed in our previous communications, the omission of this disclosure did not materially impact our 2005 financial statements.

         In consideration of the foregoing as well as our prior communications, we respectfully request that the Commission grant Standard Motor Products a waiver of the application of Rules 3-09 and 4-08 for our Annual Report on Form 10-K for the year ended December 31, 2006.

         Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, or Luc Gregoire, our Corporate Controller, at 718-392-0200, if you have any questions regarding this matter.

                                           Very truly yours,



                                           /s/ James J. Burke
                                           ------------------
                                           Chief Financial Officer and
                                           Vice President Finance